October 17, 2019

David Parkinson, M.D.
President and Chief Executive Officer
ESSA Pharma Inc.
Suite 720, 999 West Broadway
Vancouver, British Columbia V5Z 1K5

       Re: ESSA Pharma Inc.
           Registration Statement on Form F-3
           Filed October 9, 2019
           File No. 333-234136

Dear Dr. Parkinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Riccardo A. Leofanti, Esq.